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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ____)*



                            HMN Financial, Inc.
---------------------------------------------------------------------------
                              (Name of Issuer)

                       Common Stock, $0.01 par value
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                40424G108000
---------------------------------------------------------------------------
                               (CUSIP Number)

                           Craig F. Miller, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               212-859-8108

---------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                               April 20, 1998
---------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box. |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             SCHEDULE 13D

CUSIP No. 40424G108000

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          James O. Pohlad

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                         (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                83,333

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              83,333

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          83,333

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.0%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN



                             SCHEDULE 13D

CUSIP No. 40424G108000

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Robert C. Pohlad

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                         (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                83,333

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              83,333

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          83,333

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.0%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN



                             SCHEDULE 13D

CUSIP No. 40424G108000

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          William M. Pohlad

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                         (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                83,334

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              83,334

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          83,334

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.0%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN



                             SCHEDULE 13D

CUSIP No. 40424G108000

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Texas Financial Bancorporation, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                         (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          MN

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                50,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              50,000

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          50,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.2%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO


ITEM 1.   SECURITY AND ISSUER

          This statement relates to shares of common stock, $0.01 par value (the "Common Stock"), of HMN Financial, Inc., a Delaware corporation (the "Issuer"). The principal address of the Issuer is 101 North Broadway, Spring Valley, Minnesota 55975-0231.

ITEM 2.   IDENTITY AND BACKGROUND

          (a), (b) and (c). This statement is being filed by James O. Pohlad, Robert C. Pohlad, William M. Pohlad, each an individual and a United States citizen, with his business address at 60 South Sixth Street #3800, Minneapolis, MN 55402, and by Texas Financial Bancorporation, Inc., a Minnesota corporation ("Texas Financial") (each a "Reporting Person"), with its principal office located at 60 South Sixth Street, #3800, Minneapolis, MN 55402. James O. Pohlad is the Executive Vice President and a Director of Marquette Bancshares, Inc., a Minnesota corporation, the principal business of which is a bank holding company engaged, through subsidiaries, in the banking industry and its address is 60 South Sixth Street, #3800, Minneapolis, MN 55402. Robert C. Pohlad is the President of Pohlad Companies, a Minnesota corporation, the principal business of which is a holding and management services company, and its address is 60 South Sixth Street, #3700, Minneapolis, MN 55402. William M. Pohlad is the President of River Road Entertainment, LLC, a Minnesota limited liability company, the principal business of which is a production company, and its address is 60 South Sixth Street, #4050, Minneapolis, MN 55402 The principal business of Texas Financial is that of a bank holding company engaged, through subsidiaries, in the banking industry.

          Information with respect to each of Texas Financial's directors, executive officers and holders of more than 5% of Texas Financial's outstanding share capital is set forth on Schedule I attached hereto. Each of the persons listed on Schedule I is a citizen of the United States.

          The shares of Common Stock currently owned by Texas Financial were initially purchased by Monmouth Financial Services, Inc., an Illinois corporation (the "Corporation"). On March 30, 1998 the Corporation merged into Texas Financial. As a result of such merger, the shares of Common Stock previously owned by the Corporation are now owned by Texas Financial.

          (d) and (e). During the last five years, none of the Reporting Persons nor, to the best of its knowledge, any of Texas Financial's executive officers and directors listed on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and none of the Reporting Persons nor, to the best of its knowledge, any of Texas Financial's executive officers and directors listed on Schedule I, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          James O. Pohlad and Robert C. Pohlad each paid $962,496.88,
William M. Pohlad paid $962,506.25 and the Corporation paid $593,125.00 to purchase the shares of Common Stock that are the subject of this statement. The source of these funds, with respect to each of the three individual Reporting Persons, was an unsecured loan of $650,000 from Revocable Trust
No. 2 of Eloise O. Pohlad to purchase 50,000 shares of Common Stock while the remaining shares were purchased by the individual Reporting Persons on margin with Bear, Stearns Securities Corp., and the Corporation purchased 25,000 shares of Common Stock through broker loans secured by other securities while the remaining shares of Common Stock were purchased by the Corporation on margin with Bear, Stearns Securities Corp. The Corporation's broker loans secured by other securities have been repaid prior to the date of this statement.


ITEM 4.   PURPOSE OF TRANSACTION

          Each of the Reporting Persons acquired the shares of Common Stock it presently owns for investment. While each Reporting Person has no, nor do the Reporting Persons as a group have any, contract or agreement to purchase or sell shares of Common Stock, depending on various factors, including the Issuer's business affairs, prospects, financial position, price levels of shares of Common Stock, conditions in the securities markets, general economic and industry conditions as well as other opportunities available to it, and subject to any applicable legal restrictions, the Reporting Persons may take such actions with respect to their investment in the Issuer, including the purchase or sale of shares of Common Stock through open market or privately negotiated transactions, extraordinary corporate transactions or otherwise, as they deem appropriate in light of circumstances existing from time to time.

          Each Reporting Person, and the Reporting Persons as a group, have no plans or proposals which would relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) James O. Pohlad and Robert C. Pohlad each own 83,333 shares of Common Stock, which individually represents 2.0% of the outstanding shares of Common Stock. William M. Pohlad owns 83,334 shares of Common Stock and Texas Financial owns 50,000 shares of Common Stock, which represents 2.0% and 1.2% of the outstanding shares of Common Stock, respectively. As a group, the Reporting Persons in the aggregate own 300,000 shares, which represents 7.2% of the outstanding shares of Common Stock. The calculation of percentage ownership by the Reporting Persons in this statement is based on 4,144,368 shares of Common Stock issued and outstanding as of March 30, 1998 (as reported in the Issuer's Proxy Statement dated March 30, 1998).

(b) Each of the Reporting Persons has the sole voting and sole investment power with regard to the respective shares of Common Stock owned by each such Reporting Person. As noted in Schedule I attached hereto, James O. Pohlad is a director and President of Texas Financial. Each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock owned beneficially or of record by any other Reporting Person.

(c) On April 20, 1998, the Reporting Persons agreed to act together as "a group" with respect to the Common Stock and thereby were deemed to have acquired beneficial ownership of the shares of Common Stock owned by each of the other Reporting Persons as the date thereof. None of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 of this Schedule 13D or between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.:   Description

1.   Schedule 13D Joint Filing Agreement.

2. Promissory Note, dated July 8, 1994, between Revocable Trust No. 2 of Eloise O. Pohlad, as lender, and James O. Pohlad, as borrower.

3. Promissory Note, dated July 8, 1994, between Revocable Trust No. 2 of Eloise O. Pohlad, as lender, and Robert C. Pohlad, as borrower.

4. Promissory Note, dated July 8, 1994, between Revocable Trust No. 2 of Eloise O. Pohlad, as lender, and William M. Pohlad, as borrower.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 24, 1998

                  /s/ James O. Pohlad
--------------------------------------------------------------------------
Signature         James O. Pohlad



Date:  April 24, 1998

                  /s/ Robert C. Pohlad
--------------------------------------------------------------------------
Signature         Robert C. Pohlad



Date:  April 24, 1998

                  /s/ William M. Pohlad
--------------------------------------------------------------------------
Signature         William M. Pohlad



Date:  April 24, 1998

Texas Financial Bancorporation, Inc.


By:               /s/ Janice Ozzello Wilcox
--------------------------------------------------------------------------
Name:             Janice Ozzello Wilcox
Title:            Chief Financial Officer



                                 SCHEDULE I
             DIRECTORS, EXECUTIVE OFFICERS AND SHAREHOLDERS OF
                    TEXAS FINANCIAL BANCORPORATION, INC.


     The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors, executive officer and shareholders of Texas Financial
Bancorporation, Inc. is set forth below.

Directors and Executive Officers:
--------------------------------
           NAME                  POSITION WITH            PRESENT PRINCIPAL                     BUSINESS ADDRESS
                                TEXAS FINANCIAL           OCCUPATION AND ADDRESS

Albert J. Colianni, Jr.      Executive Vice President     Executive Vice President and       60 South Sixth Street # 3800
                             and Chief Operating Officer  Chief Operating Officer            Minneapolis, MN  55402
                                                          Marquette Bancshares, Inc.
                                                          60 South Sixth Street # 3800
                                                          Minneapolis, MN  55402

Thomas A. Herbst             Director and Executive       Director and Executive Vice        60 South Sixth Street # 3800
                             Vice President               President                          Minneapolis, MN  55402
                                                          Marquette Bancshares, Inc.
                                                          60 South Sixth Street # 3800
                                                          Minneapolis, MN  55402

Jay L. Kim                   Vice President               Vice President and Corporate       60 South Sixth Street # 4000
                                                          Counsel                            Minneapolis, MN  55402
                                                          Marquette Bancshares, Inc.
                                                          60 South Sixth Street # 3800
                                                          Minneapolis, MN  55402

William P. McKnight          Senior Vice President        Senior Vice President              1650 West 82nd Street #800
                                                          Marquette Bancshares, Inc.         Bloomington, NM  55431
                                                          60 South Sixth Street # 3800
                                                          Minneapolis, MN  55402

Janice Ozzello Wilcox        Senior Vice President and    Senior Vice President and C.F.O.   60 South Sixth Street # 3800
                             Chief Financial Officer      Marquette Bancshares, Inc.         Minneapolis, MN  55402
                                                          60 South Sixth Street # 3800
                                                          Minneapolis, MN  55402

James O. Pohlad              Director and President       Director and Executive Vice        60 South Sixth Street # 3800
                                                          President                          Minneapolis, MN  55402
                                                          Marquette Bancshares, Inc.
                                                          60 South Sixth Street # 3800
                                                          Minneapolis, MN  55402

Kathi Rogers                 Vice President               Assistant Vice President           60 South Sixth Street # 4000
                                                          Marquette Ban, N.A.                Minneapolis, MN  55402
                                                          8200 Golden Valley Road
                                                          Golden Valley, MN  55427

Paige Winbarger              Director, Senior Vice        Senior Vice President and          60 South Sixth Street #3800
                             President and Corporate      General Counsel                    Minneapolis, MN  55402
                             Secretary                    Marquette Bancshare, Inc.
                                                          60 South Sixth Street # 3800
                                                          Minneapolis, MN  55402

Shareholders:
------------

Carl R. Pohlad,                                           Director and President             60 South Sixth Street # 3800
Truestee of the                                           Marquette Bancshares, Inc.         Minneapolis, MN  55402
Revocable Trust of                                        60 South Sixth Street # 3800
Carl R. Pohlad Created                                    Minneapolis, MN  55402
U/A dated 6/28/91, as
Amended

Eloise O. Pohlad,                                         Retired                            60 South Sixth Street # 3800
Trustee of the                                                                               Minneapolis, MN  55402
Revocable Trust of
Eloise O. Pohlad U/A
dated 6/28/91, as
Amended

James O. Pohlad                                           See Schedule 13D

Robert C. Pohlad                                          See Schedule 13D

William M. Pohlad                                         See Schedule 13D

                                                                 Exhibit 1
                                                                 ---------

                           Joint Filing Agreement


     In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) with respect to the common stock, par value $0.01 per share, of HMN Financial, Inc., a Delaware corporation, and that this agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 24th day of April, 1998.




                                        /s/ James O. Pohlad
                                        ---------------------------------
                                        James O. Pohlad





                                        /s/ Robert C. Pohlad
                                        ---------------------------------
                                        Robert C. Pohlad





                                        /s/ William M. Pohlad
                                        ---------------------------------
                                        William M. Pohlad



                                        Texas Financial Bancorporation, Inc.


                                        By:   /s/ Janice Ozzello Wilcox
                                              ---------------------------
                                        Name: Janice Ozzello Wilcox
                                        Its:  Chief Financial Officer


                                                                    Exhibit 2
                                                                    ---------


                              PROMISSORY NOTE


Amount:  $650,000.00                                   Minneapolis, Minnesota
Due:  January 15, 2002                                 July 8, 1994
Re:  HMN Financial Stock

     FOR VALUE RECEIVED, the undersigned promises to pay to the order of Eloise O. Pohlad, and Carl R. Pohlad, Trustees of Revocable Trust No. 2 of Eloise O. Pohlad Created U/A dated 05/28/93, on January 15, 2002, the maturity date, the sum of Six Hundred Fifty Thousand and no/100 Dollars ($650,000.00) with interest from the date hereof at the rate of 6.43% per annum, compounded annually, until paid. Interest accrued hereunder is payable January 15, 1995 and annually thereafter. Interest is calculated on a 365-day year. This note is payable at 3700 Dain Bosworth Plaza, 60 South Sixth Street, Minneapolis, Minnesota, 55402.

     The undersigned, endorsers, sureties and guarantors hereof severally agree to pay all costs of collection including reasonable attorneys' fees, whether or not incurred for commencement of suit, together with all other costs and expenses incurred in collection, if any, in case payment is not made at maturity and the undersigned, endorsers, sureties and guarantors hereof severally waive presentment for payment, notice of nonpayment, protest, notice of protest and diligence in enforcing payment hereunder or bringing suit against any parties hereto. The endorsers, sureties and guarantors hereof severally consent that the time for payment may be extended, or this note renewed, from time to time without notice to them and without affecting their liability hereon.

     This note is payable at any time without notice or penalty. Unless otherwise agreed to in writing by maker and payee, the amount of any prepayment shall be applied first to accrued interest and the balance, if any, to principal.

     The undersigned, if more than one, shall be jointly and severally liable hereunder, and the term "undersigned" wherever used herein, shall mean the undersigned or any one or more of them.

                                            MAKER:


                                            /s/ James O. Pohlad
                                            -----------------------------
                                            James O. Pohlad

                                            ADDRESS:

                                            3700 Dain Bosworth Plaza
                                            60 South Sixth Street
                                            Minneapolis, Minnesota  55402



                                                                  Exhibit 3
                                                                  ---------


                              PROMISSORY NOTE


Amount:  $650,000.00                                  Minneapolis, Minnesota
Due:  January 15, 2002                                July 8, 1994
Re:  HMN Financial Stock

     FOR VALUE RECEIVED, the undersigned promises to pay to the order of Eloise O. Pohlad, and Carl R. Pohlad, Trustees of Revocable Trust No. 2 of Eloise O. Pohlad Created U/A dated 05/28/93, on January 15, 2002, the maturity date, the sum of Six Hundred Fifty Thousand and no/100 Dollars ($650,000.00) with interest from the date hereof at the rate of 6.43% per annum, compounded annually, until paid. Interest accrued hereunder is payable January 15, 1995 and annually thereafter. Interest is calculated on a 365-day year. This note is payable at 3700 Dain Bosworth Plaza, 60 South Sixth Street, Minneapolis, Minnesota, 55402.

     The undersigned, endorsers, sureties and guarantors hereof severally agree to pay all costs of collection including reasonable attorneys' fees, whether or not incurred for commencement of suit, together with all other costs and expenses incurred in collection, if any, in case payment is not made at maturity and the undersigned, endorsers, sureties and guarantors hereof severally waive presentment for payment, notice of nonpayment, protest, notice of protest and diligence in enforcing payment hereunder or bringing suit against any parties hereto. The endorsers, sureties and guarantors hereof severally consent that the time for payment may be extended, or this note renewed, from time to time without notice to them and without affecting their liability hereon.

     This note is payable at any time without notice or penalty. Unless otherwise agreed to in writing by maker and payee, the amount of any prepayment shall be applied first to accrued interest and the balance, if any, to principal.

     The undersigned, if more than one, shall be jointly and severally liable hereunder, and the term "undersigned" wherever used herein, shall mean the undersigned or any one or more of them.

                                            MAKER:


                                            /s/ Robert C. Pohlad
                                            -----------------------------
                                            Robert C. Pohlad

                                            ADDRESS:

                                            3700 Dain Bosworth Plaza
                                            60 South Sixth Street
                                            Minneapolis, Minnesota  55402



                                                              Exhibit 4
                                                              ---------


                              PROMISSORY NOTE


Amount:  $650,000.00                                 Minneapolis, Minnesota
Due:  January 15, 2002                               July 8, 1994
Re:  HMN Financial Stock

     FOR VALUE RECEIVED, the undersigned promises to pay to the order of Eloise O. Pohlad, and Carl R. Pohlad, Trustees of Revocable Trust No. 2 of Eloise O. Pohlad Created U/A dated 05/28/93, on January 15, 2002, the maturity date, the sum of Six Hundred Fifty Thousand and no/100 Dollars ($650,000.00) with interest from the date hereof at the rate of 6.43% per annum, compounded annually, until paid. Interest accrued hereunder is payable January 15, 1995 and annually thereafter. Interest is calculated on a 365-day year. This note is payable at 3700 Dain Bosworth Plaza, 60 South Sixth Street, Minneapolis, Minnesota, 55402.

     The undersigned, endorsers, sureties and guarantors hereof severally agree to pay all costs of collection including reasonable attorneys' fees, whether or not incurred for commencement of suit, together with all other costs and expenses incurred in collection, if any, in case payment is not made at maturity and the undersigned, endorsers, sureties and guarantors hereof severally waive presentment for payment, notice of nonpayment, protest, notice of protest and diligence in enforcing payment hereunder or bringing suit against any parties hereto. The endorsers, sureties and guarantors hereof severally consent that the time for payment may be extended, or this note renewed, from time to time without notice to them and without affecting their liability hereon.

     This note is payable at any time without notice or penalty. Unless otherwise agreed to in writing by maker and payee, the amount of any prepayment shall be applied first to accrued interest and the balance, if any, to principal.

     The undersigned, if more than one, shall be jointly and severally liable hereunder, and the term "undersigned" wherever used herein, shall mean the undersigned or any one or more of them.

                                           MAKER:


                                           /s/ William M. Pohlad
                                           ------------------------------
                                           William M. Pohlad

                                           ADDRESS:

                                           3700 Dain Bosworth Plaza
                                           60 South Sixth Street
                                           Minneapolis, Minnesota  55402